September 12, 2023

Via EDGAR

June 27, 2023

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Thomas Jones

Re: Ilustrato Pictures International, Inc.

Amendment No. 4 to Registration Statement on Form 10-12G Filed June 27, 2023

File No. 000-56487

Dear Mr. Jones:

I write on behalf of Ilustrato Pictures International, Inc. (the “Company”) in response to Staff’s letter of July 14, 2023, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No.4 to Registration Statement on Form 10-12G, filed June 27, 2023 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 4 to Registration Statement on Form 10-12G filed June 27, 2023. Business, page 1

1.	Please ensure that you provide the disclosure required by Item 101(h) of Regulation S-K. For example, we note the March 24, 2021, press release on your website about the financing agreement with Toto Capital, Inc. to launch an ILUS Crypto Token and the statement in the press release that "The Toto Capital investment into ILUS International is expected to exceed $35 million over the next 18 to 24 months." However, the disclosure in your amendment does not mention the financing agreement. Please advise or revise accordingly.

In response to this comment. Toto Capital, an offshore company, launched an ILUS branded Crypto Token, brought to market under a brand license initiative between ILUS International and Toto Capital. With the agreement ILUS granted Toto Capital the branding rights to launch an ILUS branded crypto token with royalty payments for each token sold. The royalty payment would go directly from Toto Capital as a charitable cause to support organizations in the firefighting industry in developing countries. The brand agreement would in return benefit ILUS through establishing its brand recognition in the respective market with the indirect aim to potentially increase sales of electric vehicles and firefighting equipment over time. The brand agreement has up to this point had no documented effect.

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Quality International Co Ltd FCZ, page 18

2.	Please update the disclosure in the table on page 19 to clarify whether the payment of $15 million to be made on or before February 18, 2023, has been made.

In response to this comment, the company’s subsidiary QIND amended the SPA with a new payment schedule. The company filed and 8-K on August 4, 2023, and has amended the registration statement. Tranche payments 2.1 and 2.2 have been paid.

Risk Factors, page 27

3.	We note your response to prior comment 3. Please include a risk factor to disclose the extent to which you have not been able to service your debt obligations, such as whether you were in default on the note issued to Discover on February 4, 2022, with a maturity date of February 4, 2023.

In response to this comment. The company amended the registration statement to include a risk factor to disclose if we have been able to service our debt obligations.

Risks Relating to Macro Condition and Our Financial Condition, page 28

4.	We note your response to prior comment 5. Please revise the title of the second risk factor on page 28 to highlight the risk. Also, expand the disclosure about "The majority of Quality International Co Ltd FCZ accounts receivable extend beyond 12 months and are guaranteed by shareholders of Quality International Co Ltd FCZ, Mr. Ramakrishnan and Gerab National Enterprises LLC" to quantify the majority of the accounts receivable and discuss whether there are any limits on the guarantees. In addition, tell us with specificity where the guarantees have been filed as exhibits.

In response to this comment. The company amended the title to the second risk factor on page 28. The company did not include the guarantees in the exhibits. The guarantee is addressed in Quality International’s audit report audited by Deloitte. The financial footnote is inserted below:

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5.	Please expand the disclosure on page 28 about $60,690,812 in accounts receivable as of December 31, 2022, to quantify the amount of your accounts receivable that includes balances due from customers of Quality International Co Ltd FCZ. Also, disclose the amount, of receivables that are more than 90 days past due as of December 31, 2022.

In response to this comment, the company amended the registration statement to include the balance of receivables from Quality International more than 90 days past due as of December 31, 2022, of $30,095,285 and in total we had receivables that are more than 90 days past due as of December 31, 2022, of $30,192,822.

We have a substantial amount of goodwill on our balance sheet, page 28

6.	We note your response to prior comment 4. Please expand the disclosure in the risk factor to discuss in greater detail the risk, such as disclose the percentage of your goodwill and intangible assets compared to your total assets as of December 31, 2022.

In response to this comment, the company amended the registration statement including a risk to disclose the percentage of your goodwill and intangible assets compared to our total assets as of December 31, 2022.

We are subject to changes in contract estimates, page 38

7.	We note your response to prior comment 9. Please clarify the disclosure about your written agreements in the Defense and Industrial Manufacturing divisions. For example, disclose the material terms, such as the duration, of your written agreements in the Defense and Industrial Manufacturing divisions. Also, file the agreements as exhibits.

In response to this comment, the company amended the registration statement to include a distribution agreement for its Defense division in the exhibits.

Certain of our officers and directors have other business pursuits that might interfere with their work on our business, page 40

8.	We note your response to prior comment 10. Please discuss in greater detail how their business pursuits might interfere with their work on your business. For example, disclose the conflicts as to how to allocate funding sources identified by your officers and directors. Also, disclose the extent to which Nicolas Link has voting control over Dear Cashmere Holding Co. and CGrowth Capital, Inc.

In response to this comment, each public company listed above is independently responsible for its own funding. Furthermore, Dear Cashmere Holding Co. and CGrowth Capital, Inc. are not affiliates with ILUS despite Nicolas Link being their Chairman. Nicolas Link has voting control over CGrowth Capital, Inc. through his company Red Clip Holdings Inc. but he does not have the voting control in Dear Cashmere Holding Co. Regardless, the companies are not affiliated with ILUS and are responsible for their own funding.

9.	Please expand the disclosure on page 41 that "In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated" to discuss in greater detail the risk. For example, clarify whether the company and other companies affiliated with your officers and directors may compete with you for business opportunities in the same entity. In this regard, we note the statement by Nicolas Link that "CGRA will be at the forefront of the surging demand for clean energy and precious metals" in the May 17, 2023, article that "CGrowth Capital Unveils New Mining Division targeting High-Demand Clean Energy and Precious Metals."

In response to this comment, none of the companies are affiliated or competing against each other. Specifically, ILUS’ Mining & Renewable Energy subsidiary, Replay Solutions, is engaged in the business of recovering precious metals from electronic waste, known as urban mining (mining above the ground). CGRA is engaged in the extraction, production, and distribution of natural resources like Titanium, Lithium, Cobalt, and Titanium, specifically those related to the mining industry (mining below the ground). The two companies do not and will not compete for business opportunities.

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If we do not have sufficient authorized common stock for potential conversion, page 44

10.	We note your response to prior comment 11. Please tell us, with a view to disclosure, how you determined the reference on page 44 to approximately 1.8 billion shares of common stock. In this regard, we note the disclosure on page 43 about the number of shares of common stock currently outstanding and the response in your letter dated April 12, 2023, about approximately 50.7 million shares of common stock issuable upon the exercise of warrants and approximately 84.8 million shares of common stock issuable upon conversion of notes.

In response to this comment, the company has provided the calculations with this response letter based on the figures as per 06/26/23 when the previous registration statement was amended.

Total Outstanding Shares	1,444,380,699
Total Notes	158,389,556
Total Warrants	50,850,000
Total Preferred Converted (including lock-up of pref. B and D Class)	186,920,165
Total	1,840,540,420

WARRANTS
NAME	VALUE	WARRANT SHARES
Discover Growth Fund LLC – John Burke	$ 44,596.00	$ 20,000,000
AJB Capital Investments LLC- Ari Blaine	$ 44,897.00	$ 30,000,000
Jefferson Street Capital LLC-Brian Goldberg	$ 44,952.00	$ 650,000
Exchange Listing LLC - Peter Goldstein	$ 45,107.00	$ 200,000
$ 50,850,000

Name of Noteholder (entities must have individual with voting / investment control disclosed).	Date of Note Issuance	Outstanding Balance ($)	Principal Amount at Issuance ($)	Interest Accrued ($)	Maturity Date	Conversion Terms (e.g., pricing mechanism for determining conversion of instrument to shares)	# Shares Converted to date	Reason for Issuance (e.g., Loan, Services, etc.)	Interest Rate	Term - Years	Interest	Principle & Interest	Conversion Rate	Note Conversion
Discover Growth Fund LLC – John Burke	02/04/2022	$2,000,000.00	$2,000,000.00	$307,200.00	02/04/2023	35% below the average past 15-day share price. 1 Year repayable Note.	0	Loan	12%	1	240,000	1,550,000	65%	79,487,179
.RB Capital Partners Inc. – Brett Rosen	05/20/2022	$500,000.00	$500,000.00	$25,694.00	05/19/2024	24 Months Repayable noteShall be convertible into shares of common stock of the Company at the rate of $0.50 per share	0	Loan	5%	2	50,000	550,000	0.5	1,100,000
.RB Capital Partners Inc. – Brett Rosen	05/27/2022	$500,000.00	$500,000.00	$25,208.00	05/26/2024	24 Months Repayable noteShall be convertible into shares of common stock of the Company at the rate of $0.50 per share	0	Loan	5%	2	50,000	550,000	0.5	1,100,000
.RB Capital Partners Inc. – Brett Rosen	1/6/2022	$1,000,000.00	$1,000,000.00	$45,833.00	05/31/2024	24 Months Repayable noteShall be convertible into shares of common stock of the Company at the rate of $0.50 per share	0	Loan	5%	2	100,000	1,100,000	0.5	2,200,000
.RB Capital Partners Inc. – Brett Rosen	12/7/2022	$500,000.00	$500,000.00	$22,169.00	11/7/2024	24 Months Repayable noteShall be convertible into shares of common stock of the Company at the rate of $0.50 per share	0	Loan	5%	2	50,000	550,000	0.5	1,100,000
.RB Capital Partners Inc. – Brett Rosen	10/8/2022	$500,000.00	$500,000.00	$20,199.00	10/9/2024	24 Months Repayable noteShall be convertible into shares of common stock of the Company at the rate of $0.50 per share	0	Loan	5%	2	50,000	550,000	0.5	1,100,000
.RB Capital Partners Inc. – Brett Rosen	08/25/2022	$200,000.00	$200,000.00	$7,672.00	08/24/2024	24 Months Repayable noteShall be convertible into shares of common stock of the Company at the rate of $0.50 per share	0	Loan	5%	2	20,000	220,000	0.5	440,000
.RB Capital Partners Inc. – Brett Rosen	09/21/2022	$650,000.00	$650,000.00	$22,550.00	09/20/2024	24 Months Repayable noteShall be convertible into shares of common stock of the Company at the rate of $0.50 per share	0	Loan	5%	2	65,000	715,000	0.5	1,430,000
.RB Capital Partners Inc. – Brett Rosen	11/14/2022	$400,000.00	$400,000.00	$10,888.00	11/14/2024	24 Months Repayable noteShall be convertible into shares of common stock of the Company at the rate of $0.50 per share	0	Loan	5%	2	40,000	440,000	0.5	880,000
AJB Capital Investments LLC- Ari Blaine	12/02/2022	$1,200,000.00	$1,200,000.00	$24,000.00	01/06/2023	Shall be convertible into common stock of the company at the rate equal to volume weighted average trading price of the specified period	0	Loan	12%	1	144,000	1,344,000	0.03	44,800,000
Jefferson Street Capital LLC-Brian Goldberg	01/26/2023	$110,000.00	$110,000.00	$4,514.00	07/26/2023	Shall be convertible into common stock of the company at the rate equal to volume weighted average trading price of the specified period	0	Loan	13%	1	7,150	117,150	0.15	781,000
1800 Diagonal Lending LLC- Curt Kramer	04/11/2023	$136,500.00	$136,500.00	$2,047.50	04/11/2024	Shall be convertible into common stock of the company at the rate equal to 65% of lowest trading price during previous ten days.	0	Loan	9%	1	12,285	148,785	65%	7,630,000
1800 Diagonal Lending LLC- Curt Kramer	04/11/2023	$144,200.00	$144,200.00	$16,664.00	03/11/2024	Shall be convertible into common stock of the company at 65% of lowest trading price during previous ten days.	0	Loan	13%	1	18,746	162,946	65%	8,356,205
.RB Capital Partners Inc. – Brett Rosen	04/12/2023	$500,000.00	$500,000.00	$3,356.00	04/12/2025	24 Months Repayable Note, Shall be convertible into shares of common stock of the Company at the rate of $0.50 per share	0	Loan	5%	2	50,000	550,000	0.5	1,100,000
.RB Capital Partners Inc. – Brett Rosen	05/02/2023	$250,000.00	$250,000.00	$1,062.00	05/02/2025	24 Months Repayable Note, Shall be convertible into shares of common stock of the Company at the rate of $0.50 per share	0	Loan	5%	2	25,000	275,000	0.5	1,100,000
.RB Capital Partners Inc. – Brett Rosen	05/30/2023	$200,000.00	$200,000.00	$28.00	05/30/2025	24 Months Repayable Note, Shall be convertible into shares of common stock of the Company at the rate of $0.50 per share	0	Loan	5%	2	20,000	220,000	0.5	1,100,000
.RB Capital Partners Inc. – Brett Rosen	5/30/2023	$450,000.00	$450,000.00		05/30/2025	24 Months Repayable Note, Shall be convertible into shares of common stock of the Company at the rate of $0.50 per share	0	Loan	5%	2	45,000	495,000	0.5	1,100,000
1800 Diagonal Lending LLC- Curt Kramer	6/21/2023	$61,868.00	$61,868.00		3/30/2024	Shall be convertible into common stock of the company at the rate equal to 65% of lowest trading price during previous ten days.	0	Loan	13%	1	8,043	69,911	65%	3,585,171
														158,389,556

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Class		Created	Par value	Conversion factor	Notes	Owners	Issued	Converted
Class A Preferred	ST139-PA1	10,000,000	0.001	3	Convert at 3 common shares for every 1 preferred class A share and voting rights of 500 common shares for every 1 class Ashare	FB Technologies Global Inc (locked up)	10,000,000	30,000,000
Class B Preferred		100,000,000	0.001	100	Convert at 100 common shares for every 1 preferred Class B share, One Hundred (100) votes per share. Dividends according to company policy from time to time. The Holders of the Series B Convertible Preferred Stock shall be entitled to One Hundred (100) votes per share of Series B Convertible Preferred Stock.	FB Technologies Global Inc (locked up)	3,400,000.00	340,000,000
Class C Preferred		10,000,000	0.001	2	Convert at 2 common shares for every 1 preferred Class C common share with voting rights of 100 common shares for every 1 preferred class C share
Class D Preferred	ST139-PD1	60,741,000	0.001	500	Convert at 500 common sharess for every 1 preferred class D share and voting rights of 500 common shares for every 1 class D shares	FB Technologies Global Inc (locked up)	60,741,000	30,370,500,000
Class E Preferred	ST139-PE1	5,000,000	0.001	—	Noncumulative, Dividends are 6% annually commencing 1 year after issuance. Dividend to be paid annually. Redeemable at $1 per share. 2.25% must be redeemed per quarter commencing one year after issuance and shall be redeemed at 130% premium to the redemption value. No voting rights	BrohF Holdings Limited	672,175	20,165
—					Belart Trade & Holdings GmbH		2,500,000	75,000
Class F Preferred (amended 23/8/21))		50000000	0.001	100	1:100, No Dividends, No voting rights	Cicero Transact Group, Inc	500,000
100					George Joe Chudina		6,500
100					Louise Bennett		200,000
100					James Gibbons		250,000
100					Sheila A. Hansen		250
100					John-Paul Backwell		150,000
100					Barbara J. Whidby		1,500
100					Krishnan Krishna Moorthy		35,000
100					Annemarie Leo-Smith		10,000
100					Carsten Falk		25,000
100					Daniel Link		75,000
100					Irina Shatalova		15,000
100					Nicolas Link		250,000
100					Abel Tshingambo Kayomb		15,000
100					Zain Ahmed Siddiqui		10,000
100					Daniel T Peters		25000
						Total preferred classes into common	1,568,250	156,825,000
Common Stock		2,000,000,000	0.001			Total preferred classes into common		30,897,420,165
						Total preferred classes into common with lock-up		186,920,165

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Liquidity and Capital Resources, page 54

11.	We note your response to prior comment 25 and the new disclosure in the first paragraph on page F-15. Please revise the disclosure in the Liquidity and Capital Resources section to discuss the "Loans advanced" and "Advance given to suppliers" mentioned in Note 4 on page F-10. For example, why did you advance loans, to whom did you advance the loans, and were there any written agreements concerning the loans advanced?

In response to this comment, the company has revised financial note 4 in the registration statement to give clarity regarding other current assets.

Executive Compensation, page 62

12.	We note your response to prior comment 26 and the reference on page 62 to

"See narrative disclosure for equity break-down." Please expand the disclosure to state the closing price per share of the QIND common stock on May 4, 2023, when the ten million common shares of QIND were issued to the officers.

In response to this comment, the company amended the registration statement to include the stock price of $0.50 on May 4, 2023. The shares however had a grant-date and fair value of the award as of June 1, 2022, at $0.0721, pursuant with ASC 718, where the board of directors of QIND (WSFT at the time) authorized the issuance of the shares to the Director and Officers of the corporation.

Certain Relationships and Related Transactions, and Director Independence, page 68

13.	We note your response to prior comment 28. Please ensure that you have provided the disclosure required by Item 404 of Regulation S-K. For example, we note the new disclosure on page F-15 that "Directors Current Account includes amount incurred for our Annual shareholders meeting, events for investor relationship, advances for our investment project in Serbia and other expenses incurred for future potential acquisitions." However, it is still unclear from the disclosure whether the account includes amounts due from related parties. Please advise or revise accordingly.

In response to this comment. The account does not include amounts due from related parties.

14.	We note your response to prior comment 1. Please disclose the relationship between Nicolas Link and Dear Cashmere Holdings when Dear Cashmere issued ten million shares of common stock to you on May 21, 2021. Also, disclose the principle followed in determining the amount at which the shares of Dear Cashmere were acquired by the registrant, disclose the identity of the persons making the determination and their relationship with the registrant.

In response to this comment. The company amended the registration statement to state that the shares were discretionarily awarded and recorded at fair market value of $1.20 with a grant date as of May 21, 2021, in accordance with ASC 718 and issued by, Chairman, Nicolas Link and CEO, James Gibbons, of DRCR.

15.	Please expand this section or another appropriate section to discuss the "Capital Advance" investment of $3,175,651 as of December 31, 2022, mentioned in Note 7 on page F-16.

In response to this comment. The company amended the registration statement and provided clarification of the capital advances.

Report of Independent Registered Public Accounting Firm, page F-1

16.	We note your response to comment 38 indicating that your auditor determined it was not necessary to reference another auditor in its report due to the subsidiary's immateriality. However, the eighth paragraph of the audit report continues to refer to your auditor's reliance on the review report of another auditor. Please have your auditor revise its report to reflect the response, or advise us. Refer to PCAOB Auditing Standards 1205.04.

In response to this comment, the company’s auditor revised their audit opinion accordingly.

Consolidated Balance Sheets, page F-2

17.	We note your response to comment 40 and the revised disclosure on page F-2. Please also disclose the number of shares of common stock issued and outstanding as of December 31, 2021, on page F-2. Also, revise the disclosure on page F-20 of the number of shares of common stock issued and outstanding at December 31, 2022 to correctly reflect the 1,355,230,699 shares shown on pages F-2 and F-4.

In response to this comment. The company amended the registration statement to correctly reflect the 1,355,230,699 shares of common stock issued and outstanding as of December 31, 2022.

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Consolidated Statements of Operations, page F-3

18.	We note your response to comment 42 and reissue the comment in part. As previously requested, please revise the statements of operations to present depreciation as a component of profit/loss from operations. Refer to the guidance in ASC 360-10 and SAB Topic 11.B. We note from page F-17 that 2022 depreciation expenses consist of $2,103,706 presented in cost of revenue and $242,050 presented in administrative expenses. Please explain to us what the $242,050 of administrative expense depreciation represents and why the amount should not be presented in the General, Selling & Administrative Expenses line on your statements of operations. Similarly, you disclose on page 53 that non-operating expenses include depreciation. Tell us the amount of depreciation included in that statement of operations caption and explain why your presentation is appropriate.

In response to this comment, in accordance with ASC 360, the company has amended its Statement of Operations to present full depreciation as part of General Administrative expenses and has revised the registration statement to disclose the components of operating and non-operating expenses.

19.	Please revise the financial statements throughout to only present negative amounts within parentheses. For example, the profit from operations amount for the year ended December 31, 2022, and the basic EPS amount for the year ended December 31, 2021, on this statement both appear to be positive amounts presented within parentheses. In addition, we note instances where information disclosed in the notes to the financial statements does not agree with the same amounts reported on the face of the financial statements,including, for example, the amounts disclosed in Note 11. Please revise as appropriate.

In response to this comment, company has amended the registration statement to only present negative amounts within parentheses.

20.	We note your response to comment 45 and the revised disclosure on page F-12. You indicate that you paid taxes in the current year and you reported taxes due as a payable to government authorities on your balance sheet at December 31, 2022. Please revise the financial statements to include a note that discloses all applicable information required by ASC 740-10-50. At a minimum, include an explanation consistent with your response. For the subsidiaries that are profitable and where corporate tax applies, clearly explain whether you recognized and paid income tax expense in the reported annual periods, and if not, explain why. Also, revise to clarify consistent with your response that you paid the income taxes for the current year for the subsidiaries that are profitable and, as appropriate, correct the disclosure on page F-12 that currently states "[t]he profitable subsidiaries are located in the jurisdiction where Corporate Tax is not applicable."

In response to this comment, the company comprises of three profitable subsidiaries, out of which one profitable subsidiary (Quality International) is located in the jurisdiction (United Arab Emirates) where corporate tax doesn't apply. As for the other two profitable subsidiaries, one diligently filed its tax return, while the other does not meet the threshold criteria for tax return requirements. Out of a total tax liability amounting to $ 31,421 reported as of December 31, 2022, $19,438 is related to sales tax payable.

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Consolidated Statements of Cash Flows, page F-5

21.	Please describe to us the transactions you consummated in 2022 where you paid cash of $32,719,758 to acquire fixed assets or explain to us where you have disclosed these transactions in your financial statements. Otherwise, revise the statements of cash flows to only reflect transactions about your cash receipts and cash payments during the reported periods. Refer to ASC 230-10-50-3 and 4 for guidance on how you should disclose non- cash transactions on the statements.

In response to this comment. The company has amended its cash flow statement, whereby the company has paid $758,478 to acquire fixed assets. Details of this are mentioned in Note 8 - Depreciation Schedule.

Note 1: Organization, History and Business, page F-6

22.	We note your response to comment 50 and reissue the comment in part. Please expand the discussion of each consummated or planned acquisition to disclose the amount and form of consideration exchanged or to be exchanged in the notes to the financial statements. Further, tell us and disclose whether you determined the disclosure requirements in ASC 805-10-50 and ASC 805-30-50 were not applicable to the acquisitions other than the acquisition of Quality International and why (e.g., due to the materiality of the acquisitions individually and in the aggregate).

In response to this comment, regarding planned acquisitions, at the current point in time, the company believes that it has no probable acquisitions pending pursuant to ASC 855-10-50. As for consummated acquisitions, ASC 805-30-50 are not applicable due to the materiality of the acquisitions individually and in the aggregate. Below is the table for the Significance test calculations showings the acquisitions are not significant and are <20% individually or in aggregate for immaterial business combinations that are collectively material (ASC 805-30-50-1(f)):

Significance Test	ASSS		Bull Head		Georgia Fire		BCD		Aggregate		ILUS

Investment test	714,000	0.73%	588,425	0.60%	908,270	0.93%	136,127	0.00	2,346,822	2.41%	97,576,682
Asset Test	415,669	0.17%	754,095	0.30%	1,814,638	0.72%	992,738	0.39%	3,977,441	1.58%	251,417,463
Income Test- Income component	444,201	9.74%	47,335	1.04%	292,004	6.40%	(313,666)	-6.88%	469,874	10.31%	4,559,375
Income Test-Revenue component	1,501,615	1.92%	818,992	1.05%	4,271,536	5.45%	499,714	0.64%	7,091,857	9.05%	78,344,131

The company amended Note 1 in the financial statements to include the amount and form of consideration exchanged or to be exchanged.

Note 2: Summary of Accounting Policies, page F-8

23.	We note your response to comment 54 and reissue the comment in part. Please revise your disclosure on page F-12 which states there is no operating segment to be reported as of December 31, 2022, and December 31, 2021. Also revise to include in the notes to financial statements the disclosures required by ASC 280-10-50.

In response to this comment. The company has amended the registration statement on page F-12 to disclose that there is no operating segment to be reported as of December 31, 2022, and December 31, 2021.

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24.	We note your response to comment 55 and reissue the comment in part. Please explain to us how you determined the Emergency & Response operating segment did not meet the quantitative threshold to be a reportable segment based on ASC 280-10-50-12. Provide us with your supporting calculations.

In response to this comment. In accordance with ASC 280, if an operating segment meets all the quantitative thresholds, then the entity has to disclose that operating segment as a reportable segment. The Emergency & Response segment fails to qualify as per the Asset test. Assets of the Emergency & Response Segment amount to $220,824 of a total carrying value of assets for ILUS of $21,017,415. The percentage of assets of the Emergency & Response segment is less than 1% of total assets.

25.	We note from page 33 that for the year ended December 31, 2022, your international operations constituted approximately 84% of your total sales and that your international operations constituted approximately 99% of your total assets. Pursuant to ASC 280-10- 50-41, please revise your notes to financial statements to disclose revenue from external customers attributable to the United States and attributed to all foreign countries in total. Further, if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Disclose the basis for attributing revenues to individual countries. Similarly, disclose your long-lived assets located in the United States and located in all foreign countries in total. If assets in an individual foreign country are material, those assets shall be disclosed separately.

In response to this comment, the company amended the registration statement accordingly.

26.	We note your response to comment 56 and the revisions beginning on page F-12. Please further revise to correctly refer to ASC 842, instead of ASC 840. Also, as requested previously, revise to include all applicable disclosure required by ASC 842-20-50, in particular, the information required by ASC 842-20-50-4 and ASC 842-20-50-6.

In response to this comment, company has amended the registration statement to correctly refer to ASC 842, including the applicable disclosure required by ASC 842-20-50.

Note 12: Common Stock and Preferred Stock, page F-20

27.	We note your response to comment 64. Consistent with your response to our prior comment 48 of our letter dated February 22, 2023, please revise to account for and classify the redeemable preferred shares in accordance with the guidance in SAB Topic

3.C and ASC 480-10-S99-3A or provide us a detailed response with references to supporting accounting guidance as to why the accounting treatment you discussed in your response is no longer appropriate.

In response to this comment, the company classified it as permanent equity rather than temporary equity as agreed with our auditor.

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Note 18: Consolidation Basis of Merger & Acquisitions, page F-22

28.	We note your response to comment 18 stating you obtained control of Quality International Co LTD FCZ pursuant to the Binding Letter of Intent executed on June 28, 2022. Please revise this note to disclose your consolidation of Quality International Co LTD FCZ as of June 28, 2022, prior to the closing of the transaction on March 6, 2023. Clearly describe the relevant provisions of the Binding Letter of Intent as well as other factors, including for example legal transfer of consideration, change in management, obtaining seats on the board of directors, etc., that you considered persuasive in concluding that you had gained control of the entity at that date. Refer to ASC 805-10-25- 6 and 7.

In response to this comment, it was determined that the Company acquired a majority of Quality International, effective as of June 28, 2022, resulting in Quality International becoming a subsidiary, in a transaction accounted for as a business combination. Pursuant to ASC 805-10-25-7, the Company determined that the acquisition date preceded the closing date. The Current Management of Quality International Co Ltd FZC will continue to operate, but QIND as per June 28, 2022, has held the ability to make decisions about the operations and financing of the acquired entity without impediment.

29.	In this regard, we note disclosure on pages 18 and 27 that the binding letter of intent was signed on June 30, 2022. Please revise the filing to resolve any discrepancy relating to the date on which the binding letter of intent was signed.

In response to this comment, the company updated the date to correctly state June 28, 2022.

30.	We note the revised disclosure here and on page 3 indicating that you are not consolidating FB Fire Technologies Ltd due to the ongoing litigation. Please address the following:
•	Revise this note to clearly disclose how you accounted for your ownership interest in FB Technologies Ltd during the reported periods (e.g., at cost) and disclose the amount of the investment reflected on your books at each period end.
•	In this regard, we note a difference between the December 31. 2022 amounts presented as Investment in FB Fire Technology Ltd in Note 7 of these financial statements and the amount presented in Note 8 to the interim financial statements in your Form 10-Q for the period ended March 31, 2023. Please advise.
•	In addition, revise all relevant sections of the filing to provide clear and consistent disclosure reflecting your accounting for FB Fire Technologies Ltd (i.e., that you are not consolidating the entity). For example, on page 4 you disclose that you own a portfolio of intellectual property including three patents in FB Fire Technologies Ltd, on page 51 you disclose that FB Fire Technologies Ltd contributed to 2021 revenues, and on page F-6 you disclose that you got effective control over FB Fire Technologies Ltd on January 14, 2021. Revise accordingly.

In response to this comment:

o	We have accounted for ownership interest in FB Technologies Ltd as part of investment in non-current assets representing issuance of 3,172,175 number of Class E Preferred Stock issued, amounting $3,172,175 to the shareholders of FB Fire Technologies Ltd. for acquisition of FB Fire Technologies Ltd.
o	We have amended registration statement to disclose the amount correctly as a fixed Investment and loan in FB Fire Technologies separately.
o	We got control over FB Fire Technologies Ltd on January 14, 2021, but later in 2022 we lost effective control due to ongoing uncertainty regarding the outcome of the litigation on lien-marked shares, hence we decided not to consolidate FB Fire's financial statements. The 3 patents are still held by the registered Inventor of the patented products, Nicolas Link, who is also the beneficial owner of ILUS. We are currently the process of extending the life of the patents and intend to transfer them to Firebug Mechanical Equipment LLC.

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31.	Please revise Note 24 to address the following:
•	Explain to us why you have excluded non-operating income from the pro forma earnings of Quality International for the year ended December 31, 2021, or revise to remove the adjustment.
•	Disclose a qualitative description of the factors that make up the goodwill recognized per ASC 805-30-50-1.
•	Reconcile the fair value of the total consideration to the identifiable assets and liabilities acquired and goodwill balances.
•	Explain how you accounted for the contingent consideration arrangement and comply with the disclosure requirements of ASC 805-30-50-1.c.

In response to this comment, the company has amended the registration statement accordingly.

General

32.	We note your response to prior comment 69. Please tell us with specificity where you filed as an exhibit the agreement with Larson Elmore as requested in prior comment 23 of our January 5, 2023, letter. Also, tell us with specificity where you revised the disclosure in response to comments 27 and 29 of our January 5, 2023, letter.

In response to this comment. The agreement is filed as exhibit 2.8 dated May 10, 2020.

Previous comment 27 and 29 are disclosed in the risk section on page 31, where the company further amended the section to include a risk on supply chain disruptions and the company’s dependence on the availability of raw materials, parts, and components used in our products.

Sincerely,

/s/ Nicolas Link

Nicolas Link

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